Exhibit 99.1

Inspira™ Announces Breakthrough Update: Nears First FDA 510(k) Approval, 3 U.S. Patents Approved, $546 million in Summary Distribution Agreements

Ra’anana, Israel, February 27, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a breakthrough medical technology company, has announced that the Company is progressing towards 510(k) clearance from the U.S. Food & Drug Administration (“FDA”) for its INSPIRA™ ART100 in the first half of 2024. The Company plans additional FDA 510(k) submissions for the HYLA blood sensor in 2024 and for INSPIRA ART disposables in 2025, as part of a scalable razor-blade business model. Three breakthrough patents have been approved by the United States Patent and Trademark Office (“USPTO”) and an additional three patent applications are pending at the USPTO for certain core technologies. To date, the Company has signed $546 million in pre-conditioned summary distribution agreements, subject to regulatory approvals and authorizing authorities.

Inspira has set out in its investor presentation (link) its plans to revolutionize the $19 billion mechanical ventilator market with the next generation INSPIRA™ ART device, equipped with adaptive blood oxygenation technology. The INSPIRA ART device is the first INSPIRA device of its kind to be embedded with our proprietary HYLA blood sensor and VORTX™, an orbiting blood oxygenation delivery system. The INSPIRA ART device is designed to continuously scan blood parameters in real-time to deliver the needed oxygen volume straight into the blood, elevating patient oxygen levels within minutes.

Joe Hayon, President and Co-founder, stated: “The blood holds insights and valuable information needed when treating patients, so we believe that the HYLA blood sensor has a vital role to play while the INSPIRA ART delivers the needed oxygen straight into the blood. We vision the INSPIRA ART is expected to changing the medical landscape, with the VORTX orbiting blood oxygenation delivery system. This is the first patent of its kind, recently approved by the USPTO.”

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected timing of its 510(k) clearance from the FDA, that it intends to submit additional 510(k) submissions, the value and potential of its summary distribution agreements, each subject to regulatory approvals and authorizing authorities, the belief that the HYLA blood sensor has a vital role to play while the INSPIRA ART delivers the needed oxygen straight into the blood, the belief that the INSPIRA ART is expected to change the medical landscape, and the potential benefits of its products. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-088

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